
13000014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/4/12

January 10, 2013

Margaret M. Foran
Prudential Financial, Inc.
margaret.foran@prudential.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/10/13

Re: Prudential Financial, Inc.
Incoming letter dated December 4, 2012

Dear Ms. Foran:

This is in response to your letter dated December 4, 2012 concerning the shareholder proposal submitted to Prudential Financial by Daniel F. Case. We also have received a letter from the proponent dated December 8, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Daniel F. Case

*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Prudential Financial, Inc.
Incoming letter dated December 4, 2012

The proposal requests that "quarterly statements to annuity participants not understate the contract fees and charges that have been imposed, but instead state correctly both the fees and charges and the investment performance."

There appears to be some basis for your view that Prudential Financial may exclude the proposal under rule 14a-8(i)(7), as relating to Prudential Financial's ordinary business operations. In this regard, we note that the proposal relates to the account information provided to customers. Proposals concerning customer relations are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Prudential Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sandra B. Hunter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RECEIVED
2012 DEC 13 PM 3:55
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Daniel F. Case

*** FISMA & OMB Memorandum M-07-16 ***

Dec. 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
110 F Street, NE
Washington, DC 20549

Re: Prudential Financial, Inc.; my shareholder proposal

Ladies and Gentlemen:

Prudential Financial, Inc., in Margaret M. Foran's December 4 letter, states its intent to omit my shareholder proposal from its 2013 proxy materials. I respectfully request that SEC Staff not concur in Prudential's view that my proposal may be excluded.

Ms. Foran's letter describes my proposal incorrectly. The first paragraph on page 3 of her letter states: "...Specifically, the Proponent requests that the Company's quarterly statements to its annuity participants state certain fees and charges in the "Contract Fees and Charges" section instead of in other sections of the statements." On the contrary, my proposal concerns the correctness, not the location, of the information on fees and charges. Specifically, my proposal requests "that quarterly statements to annuity participants not understate the contract fees and charges that have been imposed, but instead state correctly both the fees and charges and the investment performance."

Only one of the cases cited in Ms. Foran's letter has to do with correctness. That case is *BellSouth Corp.*, cited near the top of page 4 of her letter. I do not know whether that case involved the correctness of customer account records or the correctness of information reported in statements to the customers. If the former, it is not relevant to my proposal. If the latter, it is still not relevant if it involved errors made now and then in individual statements, as distinguished from the systematic misstatement of certain values. My proposal concerns a situation in which the statements, by the way in which they are constructed, provide incorrect information to all members of one or more classes of customer.

Material starting at the top of page 5 of Ms. Foran's letter is based on the incorrect description of my proposal that I cited above. The letter states, "The fees and charges imposed by the Company are fundamental to the Company's business, and the Proposal seeks to prescribe the manner by which the Company presents this information to its customers... The Company's ability to determine the fees it charges for its products, as well as to determine how best to present this information to its customers, are fundamental components of management's control of the Company's day-to-day operations." My proposal has nothing to do with these matters, unless one may interpret "present this information" as including the systematic presentation of misinformation.

In view of the foregoing, I believe that my proposal may be judged without reference to the cases cited on pages 3 and 4 of Ms. Foran's letter. That leaves the large paragraph on page 2 of her letter.

Let us first look at the term "ordinary business," which is said to be "rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." I submit that management should not be regarded as having the flexibility to understate the amounts of its contract fees and charges in statements to its customers.

Second, let us consider the principle that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." My proposal does not call for shareholder oversight; it merely requests correct reporting.

Third, let us consider whether my proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." My proposal requests only that the shareholders judge, at this time, whether the information provided to customers should be correct.

In my proposal I assert that the company has been providing incorrect information. Unless Prudential contests that assertion in its proxy materials, shareholders may well conclude that they have reason to request that the Company report correct information.

Accordingly, I respectfully request that the Staff not concur that it will take no action if Prudential excludes my proposal from its 2013 proxy materials.

Sincerely,



Daniel F. Case

cc: Margaret M. Foran



Margaret M. Foran
Chief Governance Officer, VP, and Corporate Secretary

Prudential Financial, Inc.
751 Broad Street, Newark NJ 07102-3777
Tel 973-802-7770 Fax 973-802-8287
margaret.foran@prudential.com

December 4, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Prudential Financial, Inc.*
Shareholder Proposal of Daniel F. Case
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Prudential Financial, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Daniel F. Case (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request that quarterly statements to annuity participants not understate the contract fees and charges that have been imposed, but instead state correctly both the fees and charges and the investment performance.

Copies of the Proposal, supporting statement and related correspondence with the Proponent are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A. The Proposal Is Excludable Because It Relates To The Company's Procedures For Communicating With Customers And Handling Customers' Accounts.

The Proposal seeks to dictate the contents of the account statements that the Company sends to its customers. Specifically, the Proponent requests that the Company's quarterly statements to its annuity participants state certain fees and charges in the "Contract Fees and Charges" section instead of in other sections of the statements.

The Staff has consistently recognized that a company's procedures for communicating with customers are a part of its ordinary business operations. For example, in *J.C. Penney Co., Inc.* (avail. Mar. 30, 2000), the proposal recommended that the company's print advertisements and website include certain company contact information. Specifically, the proposal requested that the company's newspaper advertisements include "all store addresses with[in] the circultion [sic] of said paper" and that the company's website include "all corparate [sic] departments and executives phone numbers." The Staff concurred that the proposal could be excluded because it related to "the manner in which a company advertises its products and the procedures for communicating with customers." *See also AT&T Corp.* (avail. Feb. 8, 1998) (proposal to compel the company to provide an address and toll-free telephone number in its written responses to customer complaints was excluded as related to procedures for handling customer complaints and suggestions); *Dow Jones & Co., Inc.* (avail. Jan. 31, 1997) (proposal seeking to require the company to use a particular print size in its newspapers was excluded as part of "ordinary business operations (i.e., the presentation of tables in the Company's newspapers)").

In a similar vein, the Staff repeatedly has recognized that decisions involving customer relations and, more specifically, procedures for handling customers' accounts, are part of a company's ordinary business operations. Accordingly, proposals concerning such matters may be excluded under Rule 14a-8(i)(7). For example, in *Zions Bancorporation* (avail. Feb. 11, 2008), the Staff agreed with the exclusion of a proposal that sought to require Zions to implement a mandatory adjudication process prior to the termination of certain customer accounts, finding that the proposal related to "ordinary business operations (i.e., procedures for handling customers accounts)." Similarly, in *The Bank of New York Co., Inc.* (avail. Mar. 11, 1993), the Staff concurred in the exclusion of a proposal that would have required The Bank of New York to appoint a special employee to provide customers and shareholders with information concerning their bank accounts. In arguing for exclusion of the proposal under the predecessor to Rule 14a-8(i)(7), Bank of New York argued that the "rendering of information relating to customer accounts is part of the day-to-day customer service operations performed by the [c]ompany's employees." The Staff agreed with the exclusion of the proposal under Rule 14a-8(i)(7), noting that the proposal related to "procedures for dealing with account holders." *See also Huntington Bancshares Inc.* (avail. Jan. 10, 2011) (proposal to adopt a specific record retention policy with respect to the company's electronic loan files and related internal control procedures excluded as related to "policies and procedures for the retention of records regarding the products and services Huntington offers"); *Bank of America Corp.* (avail. Mar. 3, 2005) (proposal to adopt a "Customer Bill of Rights" excluded as related to customer relations); *BellSouth Corp.* (avail. Jan. 9, 2003) (proposal to correct personnel and computer errors relating to customers was excludable as related to customer relations).

As in the precedent discussed above, the Proposal seeks to dictate the manner by which the Company communicates account information to its customers. In this regard, the Proposal requests specific changes to the quarterly statements sent to annuity participants, which are the primary means by which the Company communicates individualized account information and financial results to its customers. As the information contained in these statements is specific to a particular annuity participant and the type of account the participant has, decisions about how best to communicate detailed fee and account information require a thorough understanding of the accounts and fees involved. As the Staff has recognized in the precedent discussed above, a company's ability to manage its customer communications and handle day-to-day customer account issues is fundamental to management's ability to run the Company and is not an appropriate matter for shareholder involvement. Therefore, consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(7).

B. *The Proposal Is Excludable Because It Relates To Disclosure Of Ordinary Business Matters.*

The Staff has consistently concurred in the exclusion of proposals relating to disclosure of ordinary business matters, such as the information contained in customer account statements. For example, in *Refac* (avail. Mar. 27, 2002), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board, among other things, "improve corporate disclosure practices." Refac argued that "what data is to be reported and in what format is an ordinary business operations decision properly left to the [c]ompany's [b]oard and management and not its stockholders." The Staff found the proposal excludable because it related to "the disclosure of ordinary business matters." *See also AmerInst Insurance Group, Ltd.* (avail. Apr. 14, 2005) (proposal requiring the company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items and amounts of operating and management expenses excludable as relating to the Company's "ordinary business operations (i.e., presentation of financial information"); *WorldCom, Inc.* (avail. Apr. 4, 2002) (proposal requesting the disclosure of ordinary business matters, including the terms of a new loan, was excludable as relating to disclosure of ordinary business matters, choice of accounting methods, customer relations and terms of new loans).

The Proposal relates to the disclosure of ordinary business matters, as it seeks to alter the way in which the Company discloses "the fees and charges and the investment performance" in the

Company's quarterly statements to annuity participants. The fees and charges imposed by the Company are fundamental to the Company's business, and the Proposal seeks to prescribe the manner by which the Company presents this information to its customers. The Company is a global financial services company, which offers an array of financial products and services, including the annuities referred to in the Proposal. The Company's ability to determine the fees it charges for its products, as well as to determine how best to present this information to its customers, are fundamental components of management's control of the Company's day-to-day operations. These matters are precisely the kind of fundamental, day-to-day operational matters covered by the ordinary business operations exclusion under Rule 14a-8(i)(7). Accordingly, consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's disclosure of ordinary business matters.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (973) 802-7770 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,



Margaret M. Foran

Enclosures

cc: Amy L. Goodman, Gibson, Dunn & Crutcher LLP
Daniel F. Case

101409707.7

EXHIBIT A


M.M. FORAN
NOV 14 2012
RECEIVED

Daniel F. Case

*** FISMA & OMB Memorandum M-07-16 ***

October 30, 2012

CERTIFIED MAIL

Ms. Margaret M. Foran
Chief Governance Officer, Vice President and Corporate Secretary
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

Re: Shareholder Proposal

Dear Ms. Foran:

I submit the following proposal for inclusion in the proxy materials for the next annual shareholder meeting. I have for several years owned 416 shares of Prudential Financial common stock, registered in my name.

* * *

CORRECT THE REPORTING OF ANNUITY CONTRACT FEES AND CHARGES

Whereas:

Prudential has sold annuity contracts (technically, participations in a group annuity contract) containing an optional feature called the "Highest Daily Lifetime 6 Plus Benefit." Participants receive quarterly statements showing, among other things, amounts labeled "Contract Fees and Charges" and "Investment Performance."

In at least some cases, the amount shown as "Contract Fees and Charges" vastly understates the amount of fees and charges, other than fees for investment management, that have been imposed during the quarter. In one actual case (a statement covering the period July 1, 2012 through September 30, 2012), the contract fees and charges that have in fact been imposed are in the neighborhood of $1,360, but the amount shown in the statement is only $496.90. The remaining $863 or so is invisibly incorporated (negatively) in the amount shown as "Investment Performance," making that amount also incorrect.

In the case referred to above, the amount by which "Contract Fees and Charges" is understated comprises the distribution fee (imposed during years 1-8 only) and the charges for insurance benefits. Those charges and fee have been deducted from the account value daily at a combined rate equivalent to 1.65% per year.

A footnote in the statement does say that the amount shown as "Contract Fees and Charges" excludes certain contract fees. It further says that those are reflected in the values provided in a certain other portion of the statement. Although the values thus referred to do "reflect" the undisclosed fee and charges, the amounts of the fee and charges themselves still cannot be determined from the statement.

Perhaps, because the fee and charges in question are calculated and imposed daily, the accounting systems now in place do not develop the total amount of fees and charges imposed during a quarter. In that case, the systems can be updated to produce the quarter's amounts.

Resolved: Shareholders request that quarterly statements to annuity participants not understate the contract fees and charges that have been imposed, but instead state correctly both the fees and charges and the investment performance.

Supporting Statement: Understatement of the amount of contract fees and charges imposed presents a false picture of the annuity product. Shareholders have a right to expect the company to conduct business in an open and straightforward manner.

* * *

Sincerely,

Daniel F. Case

Daniel F. Case



Margaret M. Foran
Chief Governance Officer, VP, and Corporate Secretary

Prudential Financial, Inc.
751 Broad Street, Newark NJ 07102-3777
Tel 973-802-7770 Fax 973-802-8287
margaret.foran@prudential.com

November 15, 2012

VIA UPS

Daniel F. Case

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Case:

I am writing on behalf of Prudential Financial, Inc. (the "Company"), which received on November 14, 2012, your shareholder proposal entitled "Correct the Reporting of Annuity Contract Fees and Charges" for consideration at the Company's 2013 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Under Rule 14a-8(b), a shareholder wishing to submit a shareholder proposal must provide the company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Your letter does not include such a statement. In order to satisfy this requirement under Rule 14a-8(b), you must submit a written statement that you intend to continue holding the requisite number of shares through the date of the 2013 Annual Meeting of Shareholders.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 751 Broad Street, Newark, NJ 07102. Alternatively, you may transmit any response by facsimile to me at: (973) 802-8287.

If you have any questions with respect to the foregoing, please contact me at: (973) 802-7770. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Margaret M. Foran

Enclosure

Daniel F. Case

*** FISMA & OMB Memorandum M-07-16 ***


M.M. FORAN
NOV 26 2012
RECEIVED

November 20, 2012

CERTIFIED MAIL

Ms. Margaret M. Foran
Chief Governance Officer, VP, and Corporate Secretary
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

Re: Shareholder Proposal; Your November 15, 2012 Letter

Dear Ms. Foran:

This letter responds to your above-mentioned letter concerning the shareholder proposal, titled "Correct the Reporting of Annuity Contract Fees and Charges," that I submitted under date of October 30, 2012 and you received on November 14.

I intend to continue to hold my 416 shares of Prudential Financial, Inc. through the date of its 2013 Annual Meeting of Shareholders.

I apologize for having caused you inconvenience with regard to the above information.

Sincerely,



Daniel F. Case